SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

     Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities Exchange
     Act of 1934 or Suspension of Duty to File Reports Under
  Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                   Commission File Number 0-16533

               BCB FINANCIAL SERVICES CORPORATION
     (Exact name of registrant as specified in its charter)

   400 Washington Street, Reading, PA  19603    (610) 685-1400
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 BCB Financial Services Common Stock, par value $2.50 per share
    (Titles of each class of securities covered by this Form)

                              None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]  Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)     [ ]  Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)      [ ]  Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]  Rule 15d-6               [X]
     Rule 12h-3(b)(1)(i)      [ ]

     Approximate number of holders of record as of the
certification or notice date:  3,627

     Pursuant to the requirements of the Securities Exchange Act of 1934, Main Street Bancorp, Inc., as successor by consolidation to Heritage Bancorp, Inc., has caused this certification/notice to be signed on behalf of the above-referenced corporation by the undersigned duly authorized person.

DATE:  May 14, 1998           By:  /s/ Nelson R. Oswald
                                 Name:  Nelson R. Oswald
                                 Title:  Chairman and
                                         Chief Executive Officer